Filed by Nova Vision Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-40713

Subject Company: Nova Vision Acquisition Corp.

Real Messenger to Become a Publicly Traded Company on NASDAQ via Combination with Nova Vision Acquisition Corp.

Transaction signals REAL’s intent to connect the global real estate community, and scale its reach and business across the globe.

COSTA MESA, Calif., March 28, 2023—(BUSINESS WIRE)—REAL Messenger Holdings Limited (“REAL Messenger” or simply “REAL”), a social platform redefining the way we consume real estate content and focused on reinstating joy to the real estate journey, and Nova Vision Acquisition Corp. (NASDAQ: NOVV) (“Nova Vision”), a special purpose acquisition company (“SPAC”), today announced a definitive business combination agreement that will result in REAL Messenger becoming a publicly traded company. The proposed transaction will have a potential pre-money enterprise value of approximately $150 million at closing.

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REAL is revolutionizing the real estate experience, creating a world where real estate is joyful and fun, the different stakeholders in the real estate community are connected, the fragmented businesses of the real estate industry are integrated into one compatible platform and agents have control over their content listings.

Through the use of social network and domain-specific proprietary AI-trained data, REAL will offer an internationally universal platform for all, providing an enhanced value proposition for stakeholders and businesses. By combining proprietary, dynamic data with static data, our AI engine can help to unlock new insights, determine workflows and improve decision-making and productivity at every step of the real estate journey.

REAL Messenger’s innovative social app, and the ecosystem that it enables, are already available in 35 countries. Going public via a SPAC merger signifies REAL’s commitment to an international reach with developers and users across the globe. The proceeds from the transaction will provide the company with resources to scale its reach and business.

“In a short period, REAL Messenger has proven to be a critical asset for the real estate industry,” said Thomas Ma, REAL Messenger co-founder and CEO. “We want to enable investors to invest in REAL Messenger earlier than they would through a traditional model. We believe the SPAC model will help us in our path to becoming THE social app for real estate. We are so confident in our technology and our business model that we have agreed for half of our consideration to be in the form of a performance earnout.”

Added Fredrik Eklund, REAL’s co-founder and chief visionary, the co-founder of Douglas Elliman’s The Eklund|Gomes Team, “The real estate industry has had a real thirst for a global social network for years… and REAL Messenger, powered by AI, is quickly leading the way. By going public we can run even faster and enter even more markets. This is the future of real estate, and I’m proud to be the co-founder of the company. Leading the #1 team in the nation, I have over 100 agents operating through 13 offices in five states, and we all use the REAL Messenger app with incredible success.”

“Since its launch, REAL has continued to create innovative ways to deliver content and connect stakeholders in the real estate community. Agents use it for its speed and convenient chat and networking functions, and buyers and sellers use it to connect with agents that cater to their customized needs. Unlike previous proptech models that lag behind in innovation and fail to be sustainable, REAL provides a social communication platform for one of the largest industry verticals. We are excited to partner with Thomas Ma, Fredrik Eklund and the rest of REAL’s young and energetic management team to help REAL Messenger go public, which will help them accelerate its reach and growth plans,” said Eric Wong, CEO of Nova Vision.

Once the merger is completed, Wong will be a member of the combined company’s board of directors.

Transaction Overview

Upon the transaction’s closing, expected to be completed in the third quarter of 2023, the combined company will be named Real Messenger and will be listed on NASDAQ under the symbol “RMSG”.

Pursuant to the transaction, Nova Vision, which currently holds approximately $19.0 million of cash in trust1, will combine with REAL and pay an aggregate consideration of up to $150 million. The shareholders of REAL shall receive $75 million in the form of Nova Vision ordinary shares at the closing, and may receive up to an additional $75 million in Nova Vision ordinary shares in the form of post-closing earnout consideration subject to meeting certain financial performance and stock price targets as set forth in the definitive business combination agreement.

As part of the transaction, Nova Vision is seeking to secure cash proceeds of up to $20 million from a private investment in public equity (PIPE), however, there can be no assurances that such investment will be available on terms acceptable to Nova Vision or REAL Messenger.2

REAL’s management team projects that current REAL equity holders will roll 100% of their equity interests into the combined company and will have approximately 80% ownership of the combined company.3 The co-founders of REAL will be under a lock-up for twelve months from the closing of the transaction.

The Boards of Directors of REAL and Nova Vision have unanimously approved the proposed business combination, though the transaction remains subject to approval by REAL and Nova’s shareholders, satisfaction of the conditions stated in the definitive business combination agreement and other customary closing conditions, including that the U.S. Securities and Exchange Commission (the “SEC”) completes its review of the registration statement on Form F-4 and the proxy statement/prospectus that Nova Vision will cause to file with the SEC, the receipt of certain regulatory approvals, and approval by the Nasdaq Stock Market to list the securities of the combined company.

Advisors

Nixon Peabody LLP is serving as legal advisor to REAL Messenger, while Loeb & Loeb LLP is serving as legal advisor to Nova Vision. Brookline Capital Markets, a division of Arcadia Securities, LLC and EF Hutton, division of Benchmark Investments, LLC, are serving as capital markets advisors to Nova Vision.

Investor Presentation

REAL and Nova Vision have posted an investor presentation that can be accessed here.

Nova Vision will file a Current Report on Form 8-K, which includes a copy of the business combination agreement and the investor presentation, with the Securities and Exchange Commission, which is available at www.sec.gov as well as on Nova Vision’s website at www.novavisionacquisition.com.

About REAL Messenger

REAL Messenger is a technology company built as a social platform focused on reinstating joy, fun and a sense of community to every stage of the real estate journey. REAL connects the different stakeholders involved to ultimately integrate the fragmented businesses of the industry into one compatible, universal platform, using our social network platform, data and AI. REAL’s AI engine, built for the real estate industry and trained on meaningful dynamic data, can recognize domain-specific patterns and trends while enhancing the productivity of all stakeholders. More information about REAL is available on REAL Messenger’s website at www.real.co.

1 Trust amount is before any Nova shareholder redemptions made prior to the Nova shareholder meeting to approve this transaction.

2 There can be no assurances that any additional private financing will be consummated.

3 REAL equity holders ownership in the combined company assumes full achievement of earnout milestones.

About Nova Vision Acquisition Corp. (NASDAQ: NOVV)

Nova Vision Acquisition Corp. (NASDAQ: NOVV) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Nova Vision Acquisition Corp. targets companies that focus in the fintech, proptech, consumertech, and supply chain management industries or technology companies that serve these or other sectors.

Additional Information and Where to Find It

For additional information on the proposed business combination, see Nova Vision’s Current Report on Form 8-K, which will be filed concurrently with this press release. In connection with the proposed business combination, Nova Vision intends to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form F-4, which will include a proxy statement/prospectus of Nova Vision, and will file other documents regarding the proposed business combination with the SEC. Nova Vision’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about REAL, Nova Vision and the proposed business combination. Promptly after the Form F-4 is declared effective by the SEC, Nova Vision will provide the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of Nova Vision are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by Nova Vision with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov as well as on Nova Vision’s website at www.novavisionacquisition.com.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Nova Vision and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Nova Vision will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov as well as on Nova Vision’s website at www.novavisionacquisition.com. Information about Nova Vision’s directors and executive officers and their ownership of Nova Vision shares is set forth in Nova Vision’s 10-K, filed on March 15, 2022. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source[s] indicated above.

REAL and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Nova Vision in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will,” “are expected to,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “pro forma,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding REAL’s industry and market sizes, future opportunities for REAL and Nova Vision, REAL’s estimated future results and the proposed business combination between Nova Vision and REAL, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of Nova Vision’s and REAL’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Nova Vision’s or REAL’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, Nova Vision and REAL do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

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Contacts

Investor Relations

Real Messenger Holdings Limited

ir@real.co

Nova Vision Acquisition Corp.

info@novavisionacquisition.com

Media Contact

Rachel Verne

Rachelverne@bospar.com